EXHIBIT 12.3
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						September 30,
	2010	2011	2012	2013	2014	2015
Fixed charges and preferred stock dividends:
Interest	$72	$77	$77	$76	$77	$70
Interest portion of annual rentals	2	1	1	1	2	1
Total fixed charges	74	78	78	77	79	71
Preferred stock dividends (1)	2	2	2	2	2	1
Combined fixed charges and preferred stock dividends for purpose of ratio	$76	$80	$80	$79	$81	$72
Earnings:
Pretax income from continuing operations	$463	$431	$369	$481	$472	$368
Add: Total fixed charges (from above)	74	78	78	77	79	71
Less: Interest capitalized	1	1	1	1	1	1
Total earnings for purpose of ratio	$536	$508	$446	$557	$550	$438
Ratio of earnings to combined fixed charges and preferred stock dividends	7.05	6.35	5.58	7.05	6.79	6.08
Ratio of earnings to fixed charges	7.24	6.51	5.72	7.23	6.96	6.17

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.